Mail Stop 6010   November 20, 2006

Mr. Christopher J. Reinhard
Executive Chairman
Artes Medical, Inc.
5870 Pacific Center Boulevard
San Diego, California 92121

> **Re: Artes Medical, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1,**
> **Filed November 7, 2006**
> **File No. 333-134086**

Dear Mr. Reinhard:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

<u>Graphics</u>

1. Please revise your graphic on the top of the first page to disclose that while ArteFill has received FDA approval you have yet to commence commercial sales of ArteFill.

*   *   *   *   *

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please furnish your cover letter to us via EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Vanessa Robertson at (202) 551-3649 or Oscar Young at (202) 551-3622 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 551-3655 or John Krug at (202) 551-3862 with any other questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director

cc: Craig S. Andrews
        Jeffrey C. Thacker
        Heller Ehrman LLP
        4350 La Jolla Village Drive, Seventh Floor
        San Diego, California 92122